Contact

www.linkedin.com/in/joe-leibovich-78893124 (LinkedIn)
sfprocessing.com (Company)

Top Skills

Loans
New Business Development
Mortgage Lending

Joe Leibovich

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Boynton Beach, Florida, United States

Experience

SFP-AP

Chief Executive Officer
March 2019 - Present (5 years 7 months)
Boynton Beach, Florida, United States

Payment Automation tools related to AP automation

Service First Processing

President
April 2010 - Present (14 years 6 months)
Boca Raton

Qualified Processing Services, LLC

VP Sales
April 2006 - May 2010 (4 years 2 months)
Boca Raton FL

Ameriquest Capital Group

Area Manager
2000 - 2004 (4 years)

Education

University at Albany

Economics, Business Administration and Management, General · (1996 - 2000)

State University of New York at Albany

BS, Economics · (1996 - 2000)